UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2025

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On November 24, 2025, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (“Enlivex”), issued a press release announcing six-month topline data from the Phase IIa stage of ENX-CL-05-001, a multi-center, two-stage Phase I/II double-blind, randomized, placebo-controlled clinical trial evaluating Allocetra™ in patients with moderate-to-severe knee osteoarthritis. A copy of such press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference. Also attached as Exhibit 99.2 to this Report on Form 6-K and incorporated herein by reference is a copy of Enlivex’s investor presentation in respect of such six-month topline data. The information (i) in the four bullets immediately under the heading “Summary of the 6-month Topline Data” in such press release and (ii) in slides 12 through 25, inclusive, contained in such investor presentation is incorporated by reference into Enlivex’s registration statements on Forms S-8, F-3 and F-3MEF (File No. 333-256799, File No. 333-232413, File No. 333-232009, File No. 333-252926 and File No. 333-286956), filed with the Securities and Exchange Commission.

Exhibit No.

99.1	Press Release Issues by Enlivex Therapeutics Ltd. on November 24, 2025
99.2	Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name:	Oren Hershkovitz
Title:	Chief Executive Officer

Date: November 24, 2025

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